                                                                   EXHIBIT 19(e)


                    SHAREHOLDERS' APPRAISAL RIGHTS UNDER THE TBCA

     Holders of 8% Preferred Shares or Common Shares are entitled to appraisal rights with respect to the Merger under TBCA Article 5.12, or in the event that Purchaser acquires at least 90% both of the outstanding Common Shares and of the outstanding 8% Preferred Shares in the Offer, under TBCA Article 5.16 ("Article 5.16").

     Under Articles 5.12 and 5.16, if the Merger is consummated, a holder of record of 8% Preferred Shares or Common Shares on the date of making a demand for appraisal, as described below, who (i) strictly complies with the procedures set forth under Article 5.12 or Article 5.16; and (ii) has not voted in favor of the Merger, will be entitled to receive payment for the "fair value" of those shares in lieu of the consideration provided for in the Merger Agreement. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY ARTICLES 5.12 and 5.16 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN ARTICLES 5.12 and 5.16. FAILURE TO FOLLOW ANY OF THOSE PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER ARTICLES 5.12 and 5.16. The following is a summary of the principal provisions of Articles 5.12. and 5.16.

     A holder of 8% Preferred Shares or Common Shares electing to exercise appraisal rights under Article 5.12 must file with the Company, prior to the meeting at which the vote to approve the Merger is held, a written objection to the Merger. The objection must (i) state that the shareholder's right to dissent will be exercised if the Merger is effective and (ii) give the shareholder's address to which the Company will send a notice to the shareholder if the Merger is effective. All written objections should be delivered to the Company, Attention: Tescorp, Inc. 327 Congress Avenue, Suite 200, Austin, Texas 78701.

     Under Article 5.12, if (i) the Merger is effective, (ii) the shareholder did not vote in favor of the Merger, and (iii) the shareholder sent a written objection to the Company prior to the vote on the Merger in compliance with
Article 5.12, the Surviving Corporation will, within ten days after the Effective Time, deliver or mail to the shareholder written notice of the effectiveness of the Merger.

     Within ten days after the delivery or mailing of the notice of the effectiveness of the Merger by the Surviving Corporation, a shareholder who wishes to exercise his or her appraisal rights must make written demand on the Surviving Corporation for payment of the fair value of the shareholder's shares. The fair value of the shares will be their value as of the day immediately preceding the meeting to vote on the Merger, excluding any appreciation or depreciation in anticipation of the proposed action. The demand to vote on the Merger must state (i) the number and class of shares owned by the shareholder and (ii) the fair value of the shares as estimated by the shareholder. FAILURE TO FILE THE DEMAND ON A TIMELY BASIS WILL CAUSE THE SHAREHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

     If the Purchaser acquires more than 90% both of the outstanding Common Shares and of the outstanding 8% Preferred Shares, stockholder approval will not be required for the Merger to be effected under TBCA Article 5.16. In this case, the Surviving Corporation will, within ten days after the Effective Time, mail to each shareholder of record of the Company a copy of the articles of merger and notify the shareholder that the Merger has become effective. Any shareholder who would have been entitled to vote on the Merger if it had been effected pursuant to Article 5.03 of the TBCA (those shareholders who would have been able to vote on the merger had the Purchaser not acquired 90% of the outstanding shares) will have the right to dissent from the merger and demand payment of the fair value for the shareholder's shares in lieu of the consideration provided for in the Merger Agreement.

     In order for a shareholder to dissent under Article 5.16, he or she must, within twenty days after the Surviving Corporation mails the notice and copy of the articles of merger, make written demand on the Surviving Corporation for payment of the fair value of the shareholder's shares. The fair value of the shares will be their value as of the day immediately preceding the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the proposed action. The demand must state (i) the number and class of shares owned by the shareholder and (ii) the fair value of the shares as estimated by the shareholder. FAILURE TO FILE THE DEMAND ON A TIMELY BASIS WILL CAUSE THE SHAREHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

     Under TBCA Article 5.13, ("Article 5.13"), upon receiving a demand for payment from a dissenting shareholder under Article 5.12 or 5.16, the Company will make a notation of the demand in its shareholder records. Within twenty days after demanding appraisal rights under Article 5.12 or 5.16, the shareholder must submit certificates representing the shares for which the shareholder demands appraisal to the Company so the Company can make a notation on the certificates that a demand for payment has been made. The failure of a shareholder to submit certificates for notation will, at the option of the Company, terminate the shareholder's appraisal rights, unless a court of competent jurisdiction otherwise directs.

     Within twenty days after the Surviving Corporation receives a demand for payment made by a shareholder in accordance with Article 5.12, or within ten days after the Surviving Corporation receives a demand for payment made by a shareholder in accordance with Article 5.16, the Surviving Corporation must deliver or mail to the shareholder a written notice in which either (i) the Surviving Corporation accepts the amount claimed in the demand and agrees to pay that amount within ninety days after the Effective Time and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed or (ii) the Surviving Corporation states its estimate of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety days after the Effective Time, upon receipt within sixty days after the Effective Time of notice from the shareholder that the shareholder agrees to accept the Surviving Corporation's estimate and, in the case of shares represented by certificates, upon the surrender of the shareholder's certificates duly endorsed.

     Under Articles 5.12 and 5.16, if within sixty days after the Effective Time, the value of the shares is agreed upon by a shareholder and the Surviving Corporation, payment for the shares will be made within ninety days after the Effective Time and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder will cease to have any interest in the shares or in the Surviving Corporation.

     Under Articles 5.12 and 5.16, if within sixty days after the Effective Time, the shareholder and the Surviving Corporation do not agree on the value of the shares, then the shareholder or the Surviving Corporation may within sixty days after the expiration of the sixty day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the Company is located (Travis County, Texas), asking for a finding and determination of the fair value of the shareholder's shares. A dissenting shareholder must serve a copy of the petition on the Surviving Corporation, which must then, within ten days after service, file in the office of the clerk in which the petition was filed a list containing the names and addresses of all shareholders of the Company who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. If the Surviving Corporation files the petition, it must include that list with the petition.

     The clerk of the court will give notice of the time and place fixed for the hearing of the petition by registered mail to the Surviving Corporation and to the shareholders named on the list at the addresses stated on the list. All shareholders notified of the hearing by the court and the Surviving Corporation will be bound by the final judgment of the court.

     After the hearing of the petition, the court will determine which shareholders have properly complied with Article 5.12 or alternately, Article 5.16, and are entitled to the valuation of and payment for their shares, and the court will appoint one or more qualified appraisers to determine the value of the shares. The appraisers will make a determination of the fair value of the shares after an investigation they consider proper. The appraisers will give the interested parties a reasonable opportunity to submit to them pertinent evidence as to the value of the shares. There is no requirement that the appraised value be as high as the sum being paid in the Merger.

     The appraisers will determine the fair value of the shares of the shareholders entitled to payment for their shares and will file a report of the value of the shares in the office of the clerk of the court. Notice of the filing of the report will be given by the clerk to the parties in interest.
The report will be subject to exceptions to be heard before the court upon both the law and the facts. The court will by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and will direct the Surviving Corporation to pay that value, together with interest for the period beginning ninety-one days after the Effective Time to the date of the judgement, to the shareholders entitled to payment. The amount specified in the judgment will be payable to holders of uncertificated shares immediately and to holders of shares represented by certificates upon and simultaneously with surrender to the Surviving Corporation of duly endorsed certificates for those
shares.   Upon payment of the judgment, the dissenting shareholder will cease to have any interest in the shares or in the Company. The court will allow the appraisers a reasonable fee as court costs, and all court costs will be allotted between the parties in a manner the court finds fair and equitable.

     Under TBCA Article 5.13, any shareholder who has demanded payment for his or her shares under Article 5.12 or Article 5.16 will not be entitled after making the demand to vote or exercise any other rights of a shareholder, except the right to receive payment for the shares and the right to maintain an action on the ground that the Merger would be or was fraudulent, and the shares for which payment has been demanded will not be considered outstanding for any subsequent vote of shareholders.

     Under TBCA Article 5.13, any shareholder who has demanded appraisal of his or her shares under Article 5.12 or 5.16 may withdraw the demand at any time before payment of the appraised value of his or her shares has been made or before a petition has been filed asking for a determination of the fair value of the shares. No demand for appraisal of shares may be withdrawn after payment of the appraised value has been made or, unless the Company consents, after any petition has been filed. If, after the Effective Time, a dissenting shareholder fails to perfect or loses the shareholder's right of appraisal, or withdraws the shareholder's demand for appraisal, the shareholder will be presumed to have consented to the Merger and will be bound by the Merger, the shareholder's status as a shareholder will be restored and the shareholder will receive the consideration for the shareholder's shares as provided in the Merger Agreement.